Life Insurance Company

ENHANCED CASH VALUE RIDER

ADDITIONAL CASH VALUE PAYABLE UPON SURRENDER OF THE POLICY DURING FIRST 9

POLICY YEARS AS DEFINED AND LIMITED

This rider is made a part of the policy to which it is attached, in consideration of: (a) the application, a copy of which is attached to and made a part of the policy; and (b) premium deduction for this rider as shown in Section 1 of the policy. This rider may not be issued subsequent to the Date of Issue of the policy.

The Owner under this rider, the Date of Issue of this rider (which is the Date of Issue of the Policy), and premium deduction for this rider are as shown in Section 1 of the policy.

BENEFIT

We agree, subject to the terms and conditions of this rider and the policy, to pay the amount of Enhanced Cash Value benefit to the Owner upon receipt at our Home Office of written notice of surrender from you, if all the following conditions are met:

(a)	your written notice is received at our Home Office prior to the death of the Insured;

(b)	you surrender the policy during the first 9 Policy Years; and

(c)	this rider has not terminated under the termination provision below.

Such Enhanced Cash Value benefit shall be equal to the percentage, as shown in the Policy’s Section 1, of the cumulative premiums paid in the first Policy Year up to the total of the Target Premium and shall be payable in addition to the Surrender Value.

EFFECT ON DEATH BENEFITS, NET AMOUNT AT RISK, WITHDRAWALS, AND LOAN VALUE

For purposes of computing any policy death benefit under Option B and any Required Additional Death Benefit or Optional Extra Death Benefit (each as described in Section 4) to be paid in the event of death of the Insured in policy years 1 through 9, and only for such purposes, the Account Value will be increased by the amount of the Enhanced Cash Value benefit. Calculation of the net amount at risk (as explained in Section 9) during policy years 1 through 9 will be based on such increased Account Value.

The amount available for Withdrawal and the Loan Value of the policy are based on the Surrender Value, and neither will in any way be increased due to this Enhanced Cash Value Rider.

DEFERRAL OF DETERMINATIONS

We may defer the payment of any Enhanced Cash Value benefit in the same manner that we may defer payment of any Surrender Value under the policy.

TERMINATION

This rider will terminate without value, on the earliest of:

a.	the end of the ninth policy year;

b.	the lapse, exchange, or termination of the policy;

c.	absolute assignment of the policy;

d.	death of the Insured; or

e.	your written request to discontinue this rider.

Signed for the Company at Boston, Massachusetts.

Secretary

MAJ3ECV98BR	MA398BR